Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Canetic Resources Trust advanced notice of third quarter 2007 earnings announcement and conference call details

    CALGARY, Nov. 2 /CNW/ - (CNE.UN - TSX; CNE - NYSE) - Canetic Resources
Trust, wishes to inform investors, analysts and media that it will be issuing its third quarter 2007 operating and financial results subsequent to the close of markets on Thursday, November 8, 2007.
    A conference call will be held on November 9, 2007, at 11:00am mountain time/1:00pm eastern time. The call number for participants is 416-644-3434 or toll free at 800-814-4861.
    The replay of the conference call will be available until 11:59pm on
November 16, 2007. The replay number is 416-640-1917 or toll free 877-289-8525 and the passcode is 21252717 followed by the pound key.

    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Investor Relations, (403) 539-6300, Toll Free -
1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 18:30e 02-NOV-07